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                                                                      BD&G Draft
                                                                        10/14/97

                                                                    Exhibit 99.3

                            EXCHANGE AGENCY AGREEMENT

                                ________ __, 1997

                             Boston EquiServe, L.P.
                                150 Royall Street
                           Canton, Massachusetts 02021

Ladies and Gentlemen:

       High Voltage Engineering Corporation, a Delaware corporation (the "Company"), intends to make an offer (the "EXCHANGE OFFER") to exchange its 121/2% Series A Exchange Senior Redeemable Preferred Stock, liquidation preference $1,000 per share (the "SERIES A PREFERRED STOCK",) for its outstanding 12 1/2% Series A Senior Redeemable Preferred Stock, liquidation preference $1,000 per share (the "SERIES A EXCHANGE PREFERRED STOCK"). The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus, dated _________ __, 1997 (the "PROSPECTUS"), distributed to all record holders of the Series A Preferred Stock. The Series A Preferred Stock and the Series A Exchange Preferred Stock are collectively referred to herein as the "PREFERRED STOCK."

       The Company hereby appoints Boston EquiServe, L.P. ("BOSTON EQUISERVE") to act as exchange agent (the "EXCHANGE AGENT") in connection with the Exchange Offer. References hereinafter to "you" shall refer to Boston EquiServe.

       The Exchange Offer is expected to be commenced by the company on or about ____________, 1997. The Letter of Transmittal accompanying the Prospectus is to be used by the holders of the Series A Preferred Stock to accept the Exchange Offer, and contains instructions with respect to the delivery of certificates representing the shares of Series A Preferred Stock tendered.

       The Exchange Offer shall expire at 5:00 P.M., Boston time, on _________, 1997 or on such later date or time to which the Company may extend the Exchange Offer (the "EXPIRATION DATE"). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (confirmed in writing) or

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written notice to you before 9:00 A.M., Boston time, on the business day following the previously schedule Expiration Date.

       In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

       1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned "Exchange Offer" or as specifically set forth herein, provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

       2. You are to examine each of the Letters of Transmittal and certificates representing shares of Series A Preferred Stock and any other documents delivered or mailed to you by or for holders of the Series A Preferred Stock to ascertain whether: (i) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with the instructions set forth therein and (ii) the shares of Series A Preferred Stock have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates representing shares of Series A Preferred Stock are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor promptly to inform the presenters of the need for fulfillment of all requirements and promptly to take any other action as may be necessary or advisable to cause such irregularity to be corrected, and you will promptly notify the Company thereof.

       3. With the approval of any of the Treasurer, any Assistant Treasurer the Chief Executive Officer, the President, the Chief Financial Officer any Vice President and the Clerk (each, a "DESIGNATED OFFICER") of the Company, or of counsel to the Company (such approval, if given orally, to be confirmed in writing) or any other party designated by such a Designated Officer, you are authorized to waive any irregularities in connection with any tender of shares of Series A Preferred Stock pursuant to the Exchange Offer.

       4. Tenders of shares of Series A Preferred Stock may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned "Exchange Offer--Procedures for Tendering Series A Preferred Stock," and shares of Series A Preferred Stock shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

       Notwithstanding the provisions of this paragraph 4, shares of Series A Preferred Stock that a Designated Officer of the Company shall approve

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as having been properly tendered shall be considered to be properly tendered.

       5. You shall advise the Company with respect to any shares of Series A Preferred Stock received subsequent to the Expiration Date and accept its instructions with respect to disposition of such shares of Series A Preferred Stock.

       6.    You shall accept tenders:

             (a) in cases where the shares of Series A Preferred Stock, are registered in two or more names only if signed by all named holders;

             (b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

             (c) from persons other than the registered holder of shares of Series A Preferred Stock provided that customary transfer requirements, including payment of any applicable transfer taxes, have been satisfied.

       You shall accept partial tenders of shares of Series A Preferred Stock where so indicated and as permitted in the Letter of Transmittal and deliver certificates representing shares of Series A Preferred Stock to the transfer agent or split-up and return any untendered shares of Series A Preferred Stock to the holder (or such person as may be designated in the Letter of Transmittal) as promptly as practicable.

       7. The Company will exchange shares of Series A Preferred Stock duly tendered for shares of Series A Exchange Preferred Stock on the terms and subject to the conditions set forth in the Prospectus and the Letter of Transmittal. Delivery of shares of Series A Exchange Preferred Stock will be made on behalf of the Company at the rate of one share of Series A Exchange Preferred Stock for each share of Series A Preferred Stock tendered as soon as practicable after notice (such notice if given orally, to be confirmed in writing) of acceptance of said shares of Series A Preferred Stock by the Company, provided, however, that in all cases, shares of Series A Preferred Stock tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates representing such shares of Series A Preferred Stock, a properly completed and duly executed Letter of Transmittal (or facsimile thereof)

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with any required signature guarantees and any other required documents. Unless otherwise instructed by the Company, you shall issue only whole shares of Series A Exchange Preferred Stock.

       8. Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, shares of Series A Preferred Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

       9. The Company shall not be required to exchange any shares of Series A Preferred Stock tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any shares of Series A Preferred Stock tendered shall be given (and confirmed in writing) by the Company to you.

       10. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or party of the shares of Series A Preferred Stock tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption "The Exchange Offer -- Certain Conditions to the Exchange Offer" or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates representing unaccepted shares of Series A Preferred Stock (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

       11. All certificates representing reissued shares of Series A Preferred Stock, unaccepted shares of Series A Preferred Stock or shares of Series A Exchange Preferred Stock shall be forwarded by (a) first-class certified mail, return receipt requested under a blanket surety bond protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificates or (b) by registered mail insured separately for the replacement value of each of such certificates.

       12. You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

       13.    As Exchange Agent hereunder you:

             (a) shall have not duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing by you and the Company.

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             (b)   will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the shares of Series A, Preferred Stock represented thereby deposited with you pursuant to the Exchange Offer, provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing:

             (c) shall not be obligated to take any legal action hereunder which might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity;

             (d) may reasonably rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties:

             (e) may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or represented by a proper person or persons;

             (f) may rely on and shall be protected in acting upon written or oral instructions from any Designated Officer of the Company;

             (g) may consult with your counsel with respect to any questions relating to your duties and responsibilities and the written opinion of such independent counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the written opinion of such counsel; and

             (h) shall not advise any person tendering shares of Series A Preferred Stock pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any shares of Series A Preferred Stock.

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       14.   You shall take such action as may from time to time be requested by the Company (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery of such other forms as may be approved from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents at your request.

       15. You shall advise by cable, telex, facsimile transmission or telephone, and promptly thereafter confirm in writing to the Company and such other person or persons as it may request, daily (and more frequently during the week immediately preceding the Expiration Date and if otherwise requested) up to and including the Expiration Date, as to the number of shares of Series A Preferred Stock that have been tendered pursuant to the Exchange Offer and the items received by your pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made form time to time prior to the Expiration Date such other information as it, he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate number of shares of Series A Preferred Stock tendered, the aggregate number of shares of Series A Preferred Stock accepted and deliver said list to the Company.

       16. Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and the time of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities. You shall dispose of unused Letters of Transmittal and other surplus materials by returning them to the Company.

       17. You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with

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you for the payment of transfer taxes by reasons of amounts, if any, borrowed by the Company, or any of its subsidiaries or affiliates pursuant to any loan or credit agreement with your or for compensation owed to you hereunder.

       18. For services tendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth on SCHEDULE I attached hereto.

       19. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and further acknowledge that you have examined each of them. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent which shall be controlled by this Agreement.

       20. The Company covenants and agrees to indemnify and hold you in your capacity as Exchange Agent hereunder harmless against any loss, liability, cost or expense, including reasonable attorneys' fees arising out of or in connection with any act, omission, delay or refusal made by you in reasonable reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of shares of Series A Preferred Stock reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of shares of Series A Preferred Stock; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extend arising out of your gross negligence, willful misconduct or bad faith. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or cable or be telex confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or shall have been served with a summons in connection therewith.

       In addition, the Company shall not be liable for any loss, liability, cost or expense resulting from a settlement entered into without its consent. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action, and, if the Company so elects, the Company shall assume the defense of any suit brought to

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enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you, so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit.

       21. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. The Company understands that you are required to deduct [31%] on payments to holders who have not supplied their correct Taxpayer Identification Number or required certification. Such funds will be turned over to the Internal Revenue Service.

       22. You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of shares of Series A Preferred Stock, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of shares of Series A Preferred Stock; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

       23. This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the Commonwealth of Massachusetts applicable to agreements made and to be performed entirely within such state, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto. This Agreement may not be modified orally.

       24. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

       25. In case any provisions of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

       26. This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in party, except by a written instrument signed by a duly authorized representative of the party to be charged.

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       27.   Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

             If to the Company:

             High Voltage Engineering Corporation
             401 Edgewater Place, Suite 680
             Wakefield, MA  01880-6210
             Phone:      617-224-1001
             Telecopier: 617-224-1011
             Attention:  Chief Financial Officer

             If to the Exchange Agent:

             Boston EquiServe, L.P.
             150 Royall Street
             Canton, MA  02021
             Phone:      617-575-2400
             Telecopier: 617-575-2500

       28. Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates, funds or property then held by you as Exchange Agent under this Agreement.

       29. This Agreement shall be binding and effective as of the date hereof.

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       Please acknowledge receipt of this Agreement and confirm the arrangement herein provided by signing and returning the enclosed copy.

                    HIGH VOLTAGE ENGINEERING CORPORATION

                    By: ________________________________________
                        Name:
                        Title:

                    Accepted as of the date first above written.

                    BOSTON EQUISERVE, L.P.

                    By: ________________________________________
                        Name:
                        Title:

                    Attested By:

                    Name:
                    Title:


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                                   Schedule I

                                  FEE SCHEDULE

       Pursuant to Paragraph eighteen of the Exchange Agency Agreement, the fee for the Agent is $_____ plus out-of-pocket expenses.